                                                              OMB APPROVAL

                                                        OMB Number: 3235-0116
                                                        Expires: August 31, 2005
                                                        Estimated average burden
                                                        hours per response..6.20

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of May 5, 2004.

Commission File Number
                       ---------------------

                            DOMAN INDUSTRIES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           -------------------------------------

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------------------------------------

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ----------------------.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   DOMAN INDUSTRIES LIMITED
                                            ------------------------------------
                                                        (Registrant)

Date May 5, 2004                           By       /s/ Philip G. Hosier
                                             -----------------------------------
                                                        (Signature) *
                                                      Philip G. Hosier
* Print the name and title under the              Vice President, Finance
  signature of the signing officer.

                 PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION SEC 1815 (11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE
                 FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                            DOMAN INDUSTRIES LIMITED

                        ANNUAL FILING OF REPORTING ISSUER
                                 APRIL 16, 2004

All information provided in this Annual Filing is as at April 16, 2004, unless otherwise specified. All dollar amounts in this Annual Filing are in Canadian currency, unless otherwise specified.

NAME AND JURISDICTION OF CONTINUANCE

The full name of the reporting issuer is Doman Industries Limited ("Doman" or the "Company"). The Company has been continued under and is governed by the Canada Business Corporations Act ("CBCA").

FINANCIAL YEAR END

The Company's financial year end is December 31.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, 4,774,971 Class A Common Shares ("Class A Common") of Doman were issued and outstanding, each such share entitled to one vote at a meeting of shareholders on all matters. Holders of Class A Shares are entitled to receive notices of and to attend meetings of shareholders. Currently, holders of Class A Cumulative Redeemable Preferred Shares, Series 4 ("Preferred Shares") are also entitled to receive notices of and to attend meetings of shareholders, with each such Preferred Share carrying the right to one vote at a meeting of shareholders on all matters, other than the election of the directors in which respect they are entitled to vote separately, as a class, for up to two directors, subject to the conditions set out in the Company's Articles of Continuance. As at the date hereof, 1,281,526 Preferred Shares were issued and outstanding.

HOLDERS OF CLASS B NON-VOTING SHARES, SERIES 2 ("NON-VOTING SHARES") OF THE COMPANY ARE ENTITLED TO RECEIVE NOTICES OF AND TO ATTEND MEETINGS OF SHAREHOLDERS BUT ARE NOT ENTITLED TO VOTE. As at the date hereof, 37,706,012 Non-Voting Shares are issued and outstanding.

To the knowledge of the directors and senior officers of the Company, as of the date hereof the following parties beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the outstanding voting shares comprised of the Class A Shares and the Preferred Shares:

                                                   NO. OF CLASS A
                                                 SHARES OR PREFERRED          % OF ISSUED
                   NAME                              SHARES OWNED             VOTING SHARES
                   ----                      ---------------------------     --------------
H.S. Doman..............................     3,416,248 Class A Shares(1)         56.4%

TD Asset Management Inc.(2).............     1,281,526 Preferred Shares          21.2%

------------------

(1) Comprised of 2,275,212 Class A Shares owned by Cedar Chines Holdings Limited ("Cedar"), 1,108,316 Class A Shares owned by Darcia Holdings Limited ("Darcia") and 32,720 Class A Shares owned by H.S. Doman. This represents approximately 71.5% of the outstanding Class A Shares. In addition, H.S. Doman owns an aggregate of 5,316,089 Non-Voting Shares, of which 1,222,029 Non-Voting Shares are owned by Darcia, 3,633,760 Non-Voting Shares are owned by Cedar, 318,500 Non-Voting Shares are owned by 1259 Holdings Ltd. ("1259") and 141,800 are owned by H.S. Doman. H.S. Doman is the holder of all of the issued and outstanding shares of Darcia, Cedar and 1259. 173,500 Non-Voting Shares are held by an associate of H.S. Doman.

(2) TD Asset Management Inc. manages the 688,820 Preferred Shares on behalf of Investors Company, c/o TD Waterhouse and 592,706 Preferred Shares on behalf of Tordom Company No. 78, representing 53.75% and 46.25% of the outstanding Preferred Shares, respectively.

The Non-Voting Shares have "coat-tail" provisions attached to them as provided for in the Articles of the Company. Under the "coat-tail" provisions, each Non-Voting Share will be deemed to be a Class A Share if an offer to purchase (an "Offer") is made to all or substantially all of the holders of the Class A Shares. The deemed conversion will not occur, however, if in general terms, (i) less than 50% of the outstanding Class A Shares are tendered in acceptance of the Offer, or (ii) H.S. Doman, his children, grandchildren and other descendants, and certain companies and trusts holding Class A Shares on their behalf, hold at least 20% of the outstanding Class A Shares, and H.S. Doman (or his estate) certifies that he will not accept the Offer. The deemed conversion will also not occur if, at the time of the Offer, an offer on the same terms and conditions is made to substantially all of the holders of the Non-Voting Shares. While these "coat-tail" provisions are designed to provide the holders of the Non-Voting Shares with the right to participate in an Offer subject to the foregoing exceptions, there may be circumstances in which effective control of the Company could be acquired by a third party without the "coattail" provisions becoming operative by their terms.

DIRECTORS

The Articles and By-Laws of the Company provide that the Board is to consist of a minimum of three (3) directors and a maximum of fifteen (15) directors, with the actual number to be the number of directors in office unless the directors or shareholders otherwise determine. The existing Board consists of six (6) directors. Each director holds office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles and By-Laws of the Company, he becomes disqualified to act as a director or is removed in accordance with the CBCA.

No class of Shareholders has the right to elect a specified number of directors or to cumulate their votes with respect to the election of directors except that the holders of the Preferred Shares, voting separately as a class, have the right to appoint up to two directors subject to the provisions of the rights and restrictions attached to the Preferred Shares as a class contained in the Company's Articles of Continuance. The holders of the Preferred Shares have nominated Mr. William Aziz as a director.

The following table sets forth certain information with respect to the Company's directors. The following information concerning the respective directors has been furnished by each of them:

                                                                                     APPROXIMATE NUMBER OF SHARES
                                                                                    BENEFICIALLY OWNED DIRECTLY OR
   NAME OF DIRECTOR AND                                                            INDIRECTLY OR OVER WHICH CONTROL
PRESENT POSITION WITH THE                                            DIRECTOR     OR DIRECTION IS EXERCISED AS OF THE
        COMPANY                    PRINCIPAL OCCUPATION(1)             SINCE                  DATE HEREOF
-------------------------   -------------------------------------  ------------   -----------------------------------
H.S. DOMAN(2)               Chairman of the Company; formerly       1955-1999,    3,416,248 Class A Shares and
Director, Chairman          President and Chief Executive              2000       5,316,089 Non-Voting Shares
                            Officer of
                            the Company

J.H. DOMAN(3)               President and Chief Executive              1988       230,116 Non-Voting Shares
Director, President and     Officer of the Company;
Chief Executive Officer     formerly Manager, North
                            American Lumber Sales of the
                            Company(4)

WILLIAM E. AZIZ (6)(7)(8)   Managing Director, Blue Tree Advisors      2003       Nil
Director

J. BROUWER(5)(6)(7)(8)      Chairman of Brouwer Claims Canada &        1985       550 Class A Shares and
Director                    Co. Ltd.                                              1,000 Non-Voting Shares

I. DANVERS(6)(7)(8)         President, Camelback Travel Centre     1964 - 1983,   1,000 Class A Shares and
Director                                                               2002       24,000 Non-Voting Shares

R. STANYER(3)(5)(8)         Consultant; formerly Chairman and          2001       10,000 Non-Voting Shares(9)
Director                    Chief Executive Officer of Forest
                            Renewal BC

----------

(1) The information as to occupation of the directors of the Company includes present principal occupation and occupations for the preceding five years.

(2) H.S. Doman resigned as President and Chief Executive Officer of the Company and was appointed Chairman of the Board in February, 2001. See "Voting Securities and Principal Holders Thereof".

(3)   Member of the Industrial Relations Committee.

(4) J.H. Doman was appointed President and Chief Executive Officer of the Company in February, 2001. Pursuant to a letter of resignation dated September 28, 2000, and a memo dated December 5, 2000, both addressed to the President and CEO and the Company's attorney, J.H. Doman advises he resigned as director until February 2001.

(5)   Member of the Environmental, Risk and Public Policy Committee.

(6)   Member of the Audit Committee.

(7)   Member of the Governance and Compensation Committee.

(8) Member of the Special Committee of the Board constituted in respect of the restructuring of the Company.

(9)   The spouse of R. Stanyer owns an additional 1,900 Non-Voting Shares.

STATEMENT OF EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table provides a summary of compensation paid during each of the last three financial years to the Chief Executive Officer ("CEO") of the Company who served in such capacity during the most recently completed financial year and the four most highly compensated executive officers (or person that served in a similar capacity), other than the CEO, who served in such capacity at the end of the most recently completed financial year. The CEO and the other individuals listed in the table below are referred to herein collectively as the "Named Executives". Specific aspects of this compensation are dealt with in detail in the tables to follow.

                                        ANNUAL COMPENSATION          LONG TERM COMPENSATION
                                  -----------------------------  -------------------------------
                                                                           AWARDS        PAYOUTS
                                                                 ----------------------  -------
                                                                 SECURITIES  RESTRICTED
                                                        OTHER      UNDER       SHARES                 ALL
                                                        ANNUAL    OPTIONS/       OR                   OTHER
                                                      COMPENSA-     SARS        SHARE      LTIP     COMPENSA-
   NAME AND PRINCIPAL             SALARY     BONUS     TION(1)     GRANTED      UNITS    PAYOUTS     TION(2)
       POSITION            YEAR     ($)       ($)        ($)         (#)         ($)       ($)        ($)
------------------------   ----   -------   -------   ---------  ----------  ----------  -------   ----------
J.H. DOMAN(3)              2003   385,000        --       --         --          --         --       80,609(4)
President and Chief        2002   225,000   125,000       --         --          --         --        3,790
Executive Officer of the   2001   214,370        --       --         --          --         --        3,264
Company

D. DYCK                    2003   154,802    23,000       --         --          --         --        2,812
General Manager,           2002   136,538    35,000       --         --          --         --        1,987
Sawmills of the Company    2001   107,510    20,000       --         --          --         --        1,688

P.G. HOSIER                2003   175,300        --       --         --          --         --        4,105
Vice-President, Finance    2002   175,300    35,000       --         --          --         --        4,669
of the Company; Chief      2001   168,300    25,000       --         --          --         --        3,452
Financial Officer of
Western Forest Products
Limited

D. INGRAM(5)               2003   165,182        --       --         --          --         --        4,923
General Manager, Western   2002   156,746    10,000       --         --          --         --        4,583
Pulp Inc.                  2001   148,337        --       --         --          --         --        3,980

B. ZIMMERMANN              2003   178,560    16,000       --         --          --         --        4,828
General Manager, Western   2002   178,560    20,000       --         --          --         --        4,598
Forest Products Limited    2001   161,060    20,000       --         --          --         --        3,957

------------------

(1) Perquisites and other personal benefits that do not exceed the lesser of $50,000 and 10% of the total annual salary and bonus for any of the Named Executives are not reported.

(2) Unless otherwise specified, amounts reported in this column refer to the dollar values of insurance premiums paid with respect to term life insurance, medical benefits and amounts contributed in respect of an employee savings plan.

(3)   J.H. Doman was appointed as President and CEO in February, 2001.

(4)   Includes accumulated vacation pay of $76,500

(5) D. Ingram was appointed General Manager of Western Pulp Inc. on October 1, 2003

OPTION GRANTS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2003

The Company did not issue any options under its incentive stock option plan during the financial year ended December 31, 2003.

AGGREGATE OPTION EXERCISES DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2003 AND FINANCIAL YEAR END OPTION VALUES

All outstanding unexercised options expired on March 31, 2003. There were no options exercised during the financial year ended December 31, 2003 by the Named Executives.

RETIREMENT PLANS

The following tables set forth annual benefits that become payable under pension plans established by Western Forest Products Limited, a subsidiary of the Company.

J.H. Doman, D. Dyck, D. Ingram, P.G. Hosier and B. Zimmermann are members of the Western Forest Products Limited salaried employees pension plan (the "WFP Plan"). D. Dyck transferred from the Doman salaried employees pension plan (the "DIL Plan") in 2003. J.H. Doman and P.G. Hosier are also members of the Western Forest Products Limited Supplementary Plan ("WFP Supplementary Plan"). None of the Named Executives are members of the DIL Plan. D. Ingram is entitled to a separate supplemental pension. See "Employment Contracts".

                             TABLE I - THE WFP PLAN

PENSIONABLE                  YEARS OF SERVICE
  EARNINGS   ----------------------------------------------
    ($)        15      20      25      30      35      40
-----------  ------  ------  ------  ------  ------  ------
  100,000    24,909  33,212  41,515  49,818  58,121  66,424
  125,000    25,833  34,444  43,056  51,667  60,278  68,889
  150,000    25,833  34,444  43,056  51,667  60,278  68,889
  175,000    25,833  34,444  43,056  51,667  60,278  68,889
  200,000    25,833  34,444  43,056  51,667  60,278  68,889
  225,000    25,833  34,444  43,056  51,667  60,278  68,889
  250,000    25,833  34,444  43,056  51,667  60,278  68,889
  275,000    25,833  34,444  43,056  51,667  60,278  68,889
  300,000    25,833  34,444  43,056  51,667  60,278  68,889
  325,000    25,833  34,444  43,056  51,667  60,278  68,889
  350,000    25,833  34,444  43,056  51,667  60,278  68,889
  375,000    25,833  34,444  43,056  51,667  60,278  68,889
  400,000    25,833  34,444  43,056  51,667  60,278  68,889

Under the WFP Plan, pensionable earnings equal the highest average earnings of the member of the plan based upon a 60 consecutive month period while the WFP Plan is in operation. Pension benefits are equal to 1.9% of pensionable earnings per year of service to a maximum of 40 years minus an adjustment for Canada Pension Plan Benefits. If a member retires before age 60, his pension will be reduced. If a member retires before age 65, he will receive a bridging benefit which ranges from $3,052 to $9,576 for the range of salaries and years of service set out in Table II. Apart from the bridging benefit which terminates at age 65, pensions are paid for life with a guarantee of at least five years payment should the retired executive die within five years following retirement. Benefits payable under the WFP Plan are limited to the maximum amounts permitted under the Income Tax Act (Canada) (the "ITA Limit"), currently set at the ITA Limit.

The WFP Supplementary Plan provides a pension supplement to eligible members of the WFP Plan in order to provide pension benefits to the level that members would receive if no ITA Limit was in place. Pensionable earnings and benefits under the WFP Plan, as supplemented by the WFP Supplementary Plan, are calculated upon the same basis as benefits and earnings under the WFP Plan alone, with the exception that the ITA Limit does not apply. The WFP Supplementary Plan is funded from the Company's general operations.

As at December 31, 2003, J.H. Doman had completed and been credited with approximately 22 years of pensionable service, D. Dyck had completed and been credited with approximately 13.3 years of pensionable service, P.G. Hosier had completed and been credited with approximately 24.3 years of pensionable service, D. Ingram had completed and been credited with approximately 12.6 years, and B. Zimmermann had completed and been credited with approximately 9.8 years of pensionable service.

                            TABLE II -- THE WFP PLAN
                   (AS SUPPLEMENTED BY THE SUPPLEMENTARY PLAN)

PENSIONABLE                  YEARS OF SERVICE
  EARNINGS   ----------------------------------------------------
    ($)         15       20       25       30       35       40
-----------  -------  -------  -------  -------  -------  -------
  100,000     24,909   33,212   41,515   49,818   58,121   66,424
  125,000     32,034   42,712   53,390   64,068   74,746   85,424
  150,000     39,159   52,212   65,265   78,318   91,371  104,424
  175,000     46,284   61,712   77,140   92,568  107,996  123,424
  200,000     53,409   71,212   89,015  106,818  124,621  142,424
  225,000     60,534   80,712  100,890  121,068  141,246  161,424
  250,000     67,659   90,212  112,765  135,318  157,871  180,424
  275,000     74,784   99,712  124,640  149,568  174,496  199,424
  300,000     81,909  109,212  136,515  163,818  191,121  218,424
  325,000     89,034  118,712  148,390  178,068  207,746  237,424
  350,000     96,159  128,212  160,265  192,318  224,371  256,424
  375,000    103,284  137,712  172,140  206,568  240,996  275,424
  400,000    110,409  147,212  184,015  220,818  257,621  294,424

EMPLOYMENT CONTRACTS

In October, 2003, the Company entered into a written employment agreement with J.H. Doman, the President and CEO, dated as of October 23, 2002 for an indefinite term. The agreement provides for an annual base salary of $225,000 which annual base salary is reviewed annually provided that such amount shall not be less than the annual base salary of the immediately preceding year. Commencing January 1, 2003, the annual base salary is to be adjusted upwards to forest industry standards as reported by Mercer Human Resources Consulting ("Mercer"). The CEO is entitled to receive an annual discretionary bonus which bonus is to be satisfactory to both the Company and the CEO and if not mutually satisfactory, then the amount is to be based on forest industry standards and decided by Mercer or some other party chosen by them. The CEO is also entitled to participate in the Company's salaried employee benefit program, the Company's pension plan and supplemental pension plan and the Company's incentive stock or other equity option plan, use of a Company vehicle and six weeks vacation. The agreement contains confidentiality provisions and, subject to applicable laws grants certain rights of indemnification to the CEO provided he has acted in good faith and in a manner not opposed to the best interests of the Company and with respect to a criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The agreement further provides in the event of termination of employment other than for cause, the CEO is entitled to severance payments equal to twice the annual base salary, accrued vacation, expense reimbursement, good faith and reasonable estimate of any bonus due, options rights, and vehicle entitlement for 24 months following termination. In the event termination is by the CEO, the CEO has agreed that he would not be entitled to severance pay consisting of salary, bonus and use of vehicle except as may be subsequently negotiated with the Company. The CEO has agreed not to terminate his employment during the proceedings under the Companies' Creditor Arrangement Act (Canada ) ("CCAA").

The Company entered into a retention agreement with P.G. Hosier, Vice President, Finance ("CFO"), dated as of March 1, 2004, where in return for agreeing to remain in his position as CFO of the Company until the earlier of the implementation date of a plan of compromise and arrangement under the CCAA and June 30, 2004, the CFO will be entitled to the payment of $65,000 with $35,000 payable on execution and the remainder paid in three equal instalments commencing March 1, 2004.

D. Ingram entered into an agreement with the Company dated April 29, 1991 providing for a supplemental pension in addition to a regular pension from the WFP Plan. Mr. Ingram is entitled to a supplementary pension from the Company based on his pensionable service with the Company, his final average earnings at MacMillan Bloedel (his former employer before joining the Company) and the WFP Plan's pension formula. This supplementary pension to Mr. Ingram is payable from the Company's general operations.

Other than as noted above, the Company has no written employment agreements between the Company or any of its subsidiaries and a Named Executive.

TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As at March 31, 2004, the aggregate indebtedness to the Company or any of its subsidiaries (other than routine indebtedness) of all present and former Named Executives, officers and directors of the Company or any of its subsidiaries amounted to $18,933. The following table sets forth the indebtedness to the Company or any of its subsidiaries (other than routine indebtedness) incurred by present and former Named Executive, officers and directors of the Company and its subsidiaries during the financial year ended December 31, 2003.

                                                        LARGEST AMOUNT
                                INVOLVEMENT OF THE    OUTSTANDING DURING
                                    COMPANY OR       FINANCIAL YEAR ENDED    AMOUNT OUTSTANDING AS AT
 NAME AND PRINCIPAL POSITION        SUBSIDIARY       DECEMBER 31, 2003 ($)      March 31, 2004 ($)
 ---------------------------    ------------------   ---------------------   ------------------------
B.S. Fallows
Vice-President, Marketing and
Sales, Western Pulp Inc.               Lender              18,933 (1)                18,933 (1)

------------------

(1) Interest free housing loan repayable in annual instalments of $9,466.66 matured on August 1, 2002. As of the date hereof, the loan has not yet been repaid. The loan is unsecured but may, at the option of the lender, become secured against the borrower's residence.

COMPOSITION OF THE GOVERNANCE AND COMPENSATION COMMITTEE

During the year ended December 31, 2003, the following individuals served as members of the Governance and Compensation Committee of the Company: W.E. Aziz,
J. Brouwer, I. Danvers, S.D.B. Smith and J.R. Frumento, who were all directors of the Company during the time they served. As of the date hereof, S.D.B. Smith and J.R. Frumento are no longer members of this Committee. None of the members of the Committee are officers or employees or were former officers or employees of the Company or any of its subsidiaries except for J.R. Frumento. J.R. Frumento was formerly the President of the Company from October 1999 until January 2000. See "Corporate Governance - Governance and Compensation Committee".

REPORT ON EXECUTIVE COMPENSATION

The Governance and Compensation Committee is responsible for, among other things, the periodic review of the Company's short-term and long-term policies for attracting, retaining, developing and motivating executive officers of the Company. The Committee meets periodically to review compensation policies relating to the Company and its subsidiaries and to approve specific compensation awards and benefits.

      Executive Compensation Policies

The Committee's policy is that executive officers of the Company, including the CEO and other Named Executives, should under normal circumstances be compensated based on the market value of the jobs they perform, their levels of performance and the performance of the Company.

The Company's executive compensation policies are designed to recognize and reward executive officers based upon individual and corporate performance. The Governance and Compensation Committee monitors levels of executive remuneration to ensure overall compensation reflects the Company's objectives and philosophies and meets the Company's desired relative compensation position. The key components comprising executive officer compensation are base salary and annual bonus (short-term incentives) and participation in one or more pension plans and, under normal circumstances, in an incentive stock option plan (long-term incentives).

Also under normal circumstances, the Committee approves salary ranges for executive officers of the Company based on competitive industry data for the markets in which the Company operates. In establishing base salaries and salary ranges, the objective of the Committee is to set target levels which, over time, will be competitive with market salaries. The Company's compensation policy is to set target levels near or consistent with the median level in the group of comparable forest product companies, i.e., B.C. based, large, publicly held, integrated forest product companies. Individual levels, which are set annually, may vary from this objective, depending upon individual performance levels. Except in respect of bonuses and the right of the CEO to request that the amount of the bonus be decided by Mercer or some other party chosen by the Company and the CEO, the CEO does not participate in discussions or review relating to his own compensation.

During the most recently completed financial year, the Company operated under severe financial constraints. The Company continues to be subject to proceedings under the CCAA and as was the case last year, the Committee has departed from its normal practice and determined to maintain, as far as practicable, existing compensation levels. In any event, pursuant to a Court Order increases in compensation require the approval of KPMG LLP, the Monitor appointed under the CCAA, and a certain group of unsecured noteholders (the" Noteholders Group").

As noted above, the Company provides annual incentive compensation to executive officers, including the Named Executives, through the provision of incentive bonuses. Incentive bonuses are awarded annually, on a discretionary basis, to executive officers, based upon a review of Company and individual performance over the prior financial year relative to each executive officer's area of responsibility.

In view of the CCAA proceedings and in recognition of the hard work performed by the executive team, the Committee determined that all bonuses awarded should not exceed two-thirds of the bonus levels last year. The bonuses for the Named Executives are set out under the Summary Compensation Table. In addition, to address retention concerns and to bring the salary into line with industry standards, a salary adjustment increase was approved for certain senior management, including D. Dyck for 2004. The salary increase and bonuses have been approved by the Monitor and the Noteholders Group.

The Company also has in place an incentive stock option plan. The incentive stock option plan was designed to encourage employees and executive officers to focus on the long-term interests of the Company and its Shareholders. The Board has the authority to establish terms and conditions of each granted option, so long as such terms and conditions are not inconsistent with the provisions of the incentive stock option plan. The Company did not issue any options under the incentive stock option plan during 2003.

In recent years, the Company's share price performance has resulted in the Company's issued stock options being exercisable at prices in excess of the market price of the Company's shares. The Company has not sought to reprice existing stock options or issue new stock options at current market prices.

      CEO Compensation

The Committee's policy is that the salary of the CEO should, be in line with competitive salaries for positions of similar responsibility at large, integrated forest products companies in British Columbia that are, like the Company, publicly held. In assessing compensation paid to the CEO, the Committee also reviews available industry data relating to such companies. The CEO's salary increase for the current year (an increase from $260,000 to $385,000 per year) retroactive to January 1, 2003 was granted to bring his salary in line with competitive salaries for similar positions and in recognition of his contribution to the achievement of the Company's goals. With this increase his total compensation package is below the median of comparable forest product companies. Given the increase in salary and that a bonus would not likely be approved by the Monitor and the Noteholders Group, the Committee determined that no bonus would be payable to the CEO. The salary increase has been approved by the Monitor and the Noteholders Group.

GOVERNANCE AND COMPENSATION COMMITTEE REPORT PRESENTED BY:

W.E. Aziz (Chair)
J. Brouwer
I. Danvers

PERFORMANCE GRAPH

The following chart compares a $100 investment in Class A Shares and Non-Voting Shares of the Company with a similar investment in the group of S&P/TSX Composite Index (formerly TSX 300 Composite Index) and TSX Paper and Forest Products Index companies. The chart portrays total nominal return, for the years 1998 through to 2003, assuming reinvestment of dividends.

                            TOTAL RETURN INDEX VALUE

                              [PERFORMANCE GRAPH]

                          1998/12   1999/12   2000/12   2001/12   2002/12   2003/12
                          -------   -------   -------   -------   -------   -------
Class A Shares            $   100   $120.00   $ 40.00   $ 26.50   $ 30.50   $ 25.00
Non-Voting Shares         $   100   $100.00   $ 28.89   $ 31.11   $ 11.67   $  8.89
TSX Paper and Forest      $   100   $149.52   $140.99   $148.07   $152.68   $149.99
S&P/TSX Composite Index   $   100   $131.72   $141.48   $123.69   $108.31   $137.26

COMPENSATION OF DIRECTORS

Directors of the Company who are not officers or employees are compensated for their services as directors through a combination of retainer fees and meeting attendance fees. In 2003, the annual retainer fee paid to such directors was $20,000. The chairman of any committee of the Board receives an additional fee of $3,000 per annum and directors receive a fee of $1,000 per day for director and committee meetings attended. Directors are reimbursed for expenses incurred in connection with their services as directors.

The directors and former directors (other than inside directors) were paid the following amounts as directors' fees for the year ended December 31, 2003:

W. Aziz(1)                $19,000
J. Brouwer                 52,000
H.S. Doman                 30,250
I. Danvers                 46,000
J.R. Frumento (2)          49,000
C.A. Johnson(3)            21,000
R. Stanyer                 39,000
S.D.B. Smith(4)            52,000

(1) Mr. Aziz was appointed director on September 8, 2003

(2) Mr. Frumento ceased to be a director on March 31, 2004

(3) Mr. Johnson ceased to be a director on June 27, 2003.

(4) Mr. Smith ceased to be a director on March 19, 2004

H.S. Doman also received an annual retainer of $65,000 for acting as Chairman of the Board, medical benefits in the amount of $1,152 for 2003 and in the amount of $63,225 for 2002 and pension benefits in the amount of $375,841 of which $271,655 were from the WFP Supplementary Plan. The Company and H.S. Doman and his spouse are the owners of a split dollar life insurance policy on the life of H.S. Doman and his spouse which provides the payment of $12,000,000 in death benefits to H.S. Doman and his spouse's beneficiaries with the remainder to the Company. Annual premiums are paid through a joint contribution program by H.S. Doman and his spouse of $51,979 and the Company of $423,823.

An agreement existed between a subsidiary of the Company and C.A. Johnson for consulting services provided by Mr. Johnson relating to the Company's pulp operations until November, 2003. Under the agreement, Mr. Johnson was paid consulting fees in the amount of $44,705 in 2003. R. Stanyer was paid $49,700 in consulting fees in 2003. J.R. Frumento received pension benefits in the amount of $22,500, which was paid by the Company from general operations.

Directors of the Company are also eligible to participate in the Company's incentive stock option plan. No options under the incentive stock option plan are held by directors of the Company in their capacities as directors.

DIRECTORS AND OFFICERS INDEMNIFICATION AND INSURANCE

There was no indemnification payable this financial year to directors or officers of the Company.

The Company maintains liability insurance for its directors and officers in the aggregate amount of $10 million, subject to a $100,000 deductible loss payable by the Company. The premium, in the amount of $207,650 was paid by the Company for the period from July 23, 2003 to June 11, 2004. As reported last year, the premium, in the amount of $216,225 was paid by the Company for the period from June 15, 2002 to July 22, 2003.

CORPORATE GOVERNANCE

The Board is responsible for the supervision of the management of the Company's business and affairs. Responsibilities not specifically delegated to senior management or committees of the Board remain those of the Board as a whole, including responsibility for: (1) the appointment of the chief executive officer and senior management of the Company; (2) the development and monitoring of long-term strategic planning, including business risk identification and management and succession planning; (3) the review and monitoring of financial performance; (4) the review and monitoring of the Company's communication policy and internal control and management systems; (5) the establishment and supervision of committees relating to key areas of the Company's business and affairs; and (6) the establishment and monitoring of short-term operational plans.

The Board reviews the performance of the senior management of the Company and its subsidiaries on an annual basis. The Board expects senior management to perform to a standard comparable to or greater than that demanded of senior management of similar companies in the forest industry in British Columbia. Senior management of the Company and its subsidiaries are responsible for day-to-day operational management. Prior Board approval is required in connection with matters that the Company deems significant such as major acquisitions or divestitures, significant amendments to the Company's credit facilities, significant financings or changes to the Company's strategic objectives.

The CFO is responsible for overseeing the Company's Shareholder and senior note holder relations program. The Company attempts to respond to individual Shareholder and note holder concerns as they arise and makes senior management available to analysts and fund managers who represent Shareholders or note holders or who are involved in the dissemination of information to Shareholders or note holders.

The Board has adopted corporate governance guidelines which, among other things, describe the duties and responsibilities of the Chairman of the Board, CEO and Board members. As the majority of the current Board members have been on the Board or otherwise involved with the business of the Company for significant periods of time, the Board has not needed a formal process for the orientation of new Board members. In view of the CCAA proceedings, the Board is generally satisfied that its current number of directors is appropriate, providing a diversity of views and experience while maintaining efficiency. The Board has in place a policy whereby individual directors may, subject to approval by the Governance and Compensation Committee, engage outside advisers at the Company's expense.

The Board also has access to and reviews committee recommendations in fulfilling its mandate. Where appropriate, directors absent themselves from portions of Board or committee meetings to allow independent discussion of points in issue.

The Board has established four committees of directors, being the Governance and Compensation Committee, the Audit Committee, the Environmental, Risk and Public Policy Committee (the "Environmental Committee") and the Industrial Relations Committee. In addition, in connection with the restructuring of the Company, the board appointed a Special Committee of the Board currently composed of R. Stanyer, W.E. Aziz, J. Brouwer and I.

Danvers, to consider, review, approve and make recommendations with respect to strategic options including potential debt restructuring. R. Stanyer is the Chair of the Special Committee.

GOVERNANCE AND COMPENSATION COMMITTEE

The Governance and Compensation Committee is currently composed of W.E. Aziz, J. Brouwer and I. Danvers. W.E. Aziz is currently the Chair of the Committee. The Committee is responsible for proposing prospective Board nominees, developing the Company's corporate governance policies and assessing the effectiveness of the Board, committees of the Board and individual directors, and reporting to the Board with respect to these matters. It is also responsible for the periodic review of the Company's short-term and long-term policies for attracting, retaining, developing and motivating executive officers of the Company, reporting to the Board in connection with compensation (both executive officers and directors) and reporting on executive compensation as provided herein. See "Composition of Governance and Compensation Committee".

The Governance and Compensation Committee has determined that three of the Company's six directors are "unrelated directors". Such directors have no interest, business or other relationship with the Company, or its significant shareholder, which could reasonably be perceived to materially interfere with their ability to act solely in the best interests of the Company. H.S. Doman, is a major shareholder of the Company and as such a related director. J.H. Doman is the President of the Company and as such a related director. W.E. Aziz is a nominee of the Preferred Shareholders. Each of the Company's committees is comprised of both related and unrelated directors. The Company believes that the composition of the Board fairly represents the interests of Shareholders other than its significant shareholder.

As noted above, the Board has appointed a Special Committee in connection with the restructuring of the Company. With the exception of dealing with compensation as discussed under "Report on Executive Compensation", matters that would under normal circumstances be addressed by the Governance and Compensation Committee have been and are expected to continue to be dealt with by the Special Committee.

AUDIT COMMITTEE

The Audit Committee is currently composed of W.E. Aziz, J. Brouwer and I. Danvers. I. Danvers is the Chair of the Audit Committee. In addition to its statutory duties, the Audit Committee is responsible for reviewing and reporting to the Board with its recommendations in connection with all external financial reporting. The Audit Committee also reports to the Board, from time to time, with respect to internal audit and accounting procedures. The Audit Committee meets with the external auditors separately from management to review specific issues as appropriate and also receives written reports from the external auditors. The Audit Committee is comprised only of non-management directors.

ENVIRONMENTAL, RISK AND PUBLIC POLICY COMMITTEE

The Environmental Committee is currently composed of J. Brouwer and R. Stanyer.
J. Brouwer is the Chair of the Environmental Committee. The Environmental Committee liaises with management and reports to the Board in connection with the Company's environmental management system and environmental issues that may arise from time to time. It also performs risk analyses and assessments relating to the Company's business practices and public policy and reports to the Board with respect to these matters.

INDUSTRIAL RELATIONS COMMITTEE

The Industrial Relations Committee is currently composed of J.H. Doman and R. Stanyer. R. Stanyer is the Chair of the Industrial Relations Committee. The Industrial Relations Committee liaises with management and provides advice to the CEO in respect of union contract negotiations.

AUDITORS

KPMG LLP is the Company's auditors. KPMG LLP was first appointed as the Company's auditors in 1999 and has since then served as the Company's auditors.

For the year ended December 31, 2003, professional services were performed and fees paid to KPMG LLP as follows:

Audit:         $480,050
Non-Audit:     $172,734

KPMG Inc., an affiliate of KPMG LLP was paid $480,743 for it services as Monitor appointed under CCAA proceedings.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, the Company is not aware of any material transaction, involving any director or senior officer or proposed nominee for election as a director, any Shareholder who holds more than 10% of the voting rights attached to the shares of the Company or other insider of the Company or any associate or affiliate of any of the foregoing, which has been entered into since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Company, including financial information contained in the Company's comparative financial statements and management's discussion and analysis for the year ended December 31, 2003, is available on SEDAR at www.sedar.com under the Company name. A copy of such information can also be obtained upon request to the Secretary of the Company at 3rd Floor, 435 Trunk Road, Duncan, British Columbia V9L 2P9.